MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

February 25, 2013

Via EDGAR and E-Mail

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Protective Life Insurance Company

Protective Variable Annuity Separate Account, No. 811-8108

Protective Variable Annuity, No. 333-179649

Post-Effective Amendment No. 4 to Registration Statement on Form N-4

Dear Ms. Vroman-Lee:

On February 19, 2013, we filed Post-Effective Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form N-4 that was filed with the Securities and Exchange Commission. This Amendment relates to the variable annuity contracts (“Protective Variable Annuity”) issued by Protective Life Insurance Company.   As per Regulation S-T, we have marked the Amendment to show all changes since the pre-effective amendment No.1 to the Registration Statement for the Protective Variable Annuity, filed on April 20, 2012.

This Post-Effective Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 to revise the payment factors used to calculate the annual Optimal Withdrawal Amount under the Protective Income Manager rider and to modify the SecurePay  NH benefit. Both changes would be effective May 1, 2013.  Please note that, in addition to these revisions, the marks shown in the Registration Statement include supplements filed under Rule 485(a) dated  August 20, 2012 and December 10, 2012, and previously reviewed by you, that have now been incorporated into the May 1, 2012 prospectus.

If you have any questions, or require any additional information, please contact me at 205.268.3581. You may also contact Fred Bellamy with Sutherland Asbill & Brennan at 202.383.0126.  We thank you for your assistance with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

Cc: Fred Bellamy, Esq.

Sutherland Asbill & Brennan